SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 01 December, 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit	1.1	Transaction in Own Shares announcement released on 6 November 2008

Exhibit	1.2	Director/PDMR Shareholding announcement released on 12 November 2008

Exhibit	1.3	Transaction in Own Shares announcement released on 14 November 2008
Exhibit	1.4	Transaction in Own Shares announcement released on 20 November 2008
Exhibit	1.5	Transaction in Own Shares announcement released on 27 November 2008
Exhibit	1.6	Total Voting Rights announcement released on 28 November 2008

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
6 November
 2008

BP p.l.c. announces that on
5 November
 2008 it transferred to participants in its employee share schemes
153,745
 ordinary shares at prices between 350.00 pence and
500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,891,350,507

ordinary shares in Treasury, and has

18,726,909,803

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c - Director/PDMR Shareholding

BP p.l.c - 12 November, 2008

BP p.l.c. was advised on
11 November
 2008 by Computershare Plan Managers that on
10 November

2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £
5.15
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward

64

shares
Mr I.C. Conn

64
 shares

Other
Persons Discharging Managerial Responsibilities

Mr R Bondy

64
 shares
Mrs V. Cox

64
 shares
Mr J. Mogford

64
 shares
Mr S. Westwell

64
 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
14
 November
 2008

BP p.l.c. announces that on
13
 November
 2008 it transferred to participants in its employee share schemes
804,657
 ordinary shares at prices between 350.00 pence and
515.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,890,545,850

ordinary shares in Treasury, and has

18,727,744,760

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
20

 November
 2008

BP p.l.c. announces that on
19 November
 2008 it transferred to participants in its employee share schemes
152,933
 ordinary shares at prices between 350.00 pence and
455.00 pence. These shares were previously held as treasury shares.

BP also announces that on the 14
th
 November 2008 it transferred to participants in its employee share schemes
15,075 shares at a price of 515.00 pence per share. These share were also previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,890,377,842

ordinary shares in Treasury, and has

18,727,912,768
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. -
27 November
 2008

BP p.l.c. announces that on
26
 November
 2008 it transferred to participants in its employee share schemes
112,130
 ordinary shares at prices between 350.00 pence and
500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds
1,890,265,712
ordinary shares in Treasury, and has

18,728,024,898
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. - Total Voting Rights
BP p.l.c - 28 November, 2008

Voting Rights and Capital -
Transparency Directive Disclosure

London

28 November
 2008

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
The issued share capital of BP p.l.c. comprised
18,727,912,768

ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation
, and 12,706,252 preference shares, par value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is 18,7
32,995,268
. This figure excludes (i) 1,
890,377,842
 ordinary shares which have been bought
 back and held in treasury by BP; and (ii)
150,444,408
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interes
t in, or a
change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 December, 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary